December 7, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention: Sara D. Kalin

Re:	First Horizon Asset Securities Inc. Amendment No. 2 to Registration Statement on Form S-3 Filed December 7, 2006 File No. 333-137018

Dear Ms. Kalin:

On behalf of First Horizon Asset Securities Inc. (the “Registrant”) we submit the captioned Amendment No. 2 and this supplemental response letter to the staff’s comment letters dated October 17, 2006 and November 3, 2006, each addressed to the Registrant with respect to the captioned registration statement.

In response to the staff’s comment #1 in the October 17, 2006 comment letter, we have revised the term “managed amortization period” to “revolving period” in the form of prospectus supplement for First Horizon HELOC Notes (the “HELOC Pro Supp”) and we have added disclosure responsive to Items 1103(a)(5) and 1111(g) of Regulation AB.

In response to the staff’s comments in the November 3, 2006 comment letter, the Registrant has elected to remove the following provisions from the form of HELOC Pro Supp:

(i)           the provision regarding removal of HELOCs from the mortgage pool at the option of the owner of the transferor interest, and

(ii)          the provision regarding the optional purchase by the master servicer of up to one percent (1%) of the mortgage loans in the mortgage pool.

The foregoing revisions are reflected in the captioned Amendment No. 2.

Securities and Exchange Commission

December 7, 2006

We respectfully submit the foregoing for your consideration in response to your comment letters dated October 17, 2006 and November 3, 2006 with respect to the captioned registration statement. If you have any further questions concerning this filing, please contact me at (214) 659-4549.

Sincerely,

/s/ Mark W. Harris

Mark W. Harris

cc	Clyde A. Billings Alfred Chang Terry McCoy John Arnholz David Barbour Mark Windley